Filed pursuant to Rule 433
Registration Statement No. 333-200788
October 25, 2016

FINAL TERM SHEET

Orange

$1,250,000,000 1.625% Notes due 2019

Issuer:	Orange S.A.
Size:	$1,250,000,000
Maturity Date:	November 3, 2019
Coupon:	1.625%
Interest Payment Dates:	May 3 and November 3, commencing May 3, 2017
Price to Public:	99.854%
Gross Spread:	0.250%
Proceeds to Issuer:	99.604% / $1,245,050,000
Benchmark Treasury:	1% due October 15, 2019
Benchmark Treasury Price and Yield:	99-31+ and 1.005%
Spread to Benchmark Treasury:	67 bp
Yield:	1.675%
Make-Whole Call:	Treasury Rate plus 0.125%
Payment of Additional Amounts:	See Prospectus Supplement for a description of certain exceptions.
Optional Tax Redemption:	See Prospectus Supplement for a description of tax redemption, including certain circumstances permitting a tax redemption of Notes owned by certain holders.
CUSIP:	685218 AC3
ISIN:	US685218AC36
Trade Date:	October 25, 2016
Expected Settlement Date:	November 3, 2016
Listing:	None
Expected Ratings:	Baa1 Stable by Moody's Investors Service, Inc.
BBB+ Stable by Standard & Poor's Ratings Services

Note: Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Orange and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.
Joint Book-Running Managers:	J.P. Morgan Securities LLC - $312,500,000 Merrill Lynch, Pierce, Fenner & Smith Incorporated - $312,500,000 Morgan Stanley & Co. LLC - $312,500,000 MUFG Securities Americas Inc. - $312,500,000

As of the date of the prospectus supplement with respect to the offering, except as disclosed in the footnotes to the table included therein under the caption “Capitalization” no significant change has occurred with respect to the information presented in that table. However, Orange continually reviews market conditions in the debt capital markets to manage its financing needs and its outstanding indebtedness. As part of this process, Orange may issue notes denominated in non-USD currencies in the near future under the terms of its Euro Medium Term Notes program, or otherwise.

Notice to Canadian Investors: Notice is hereby provided that unless permitted under Canadian securities legislation, the holders of the Notes must not trade the Notes before March 4, 2017, the date that is four months and a day following the distribution date of the Notes. Purchasers of the Notes are advised to seek legal advice prior to any resale of the Notes.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling: J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1- 800-294-1322 (toll-free), Morgan Stanley & Co. LLC at 1-866- 718-1649 (toll-free) and MUFG Securities Americas Inc. at 1-877-649-6848 (toll-free).